EXHIBIT 3(a)

MCCARTNEY ENGINEERING, LLC
CONSULTING PETROLEUM ENGINEERS
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1888 SHERMAN STREET, SUITE 760 DENVER, CO 80203 (303)830-7208 FAX(303)830-7004




March 3, 1997



Mr. L.W. Winkler, Jr.
President
1645 Court Place, Suite 312
Denver, Colorado 80202

Re:  Property Evaluation (Revised 2/15/97)

Dear Mr. Winkler:

Pursuant to your request, we have revised our previous report to reflect the entire potential producing life of the Hummer Fed #1 well which was previously projected to be taken out of service in one year due to coal mining activity. In this report, this well is assumed to continue operations to its projected economic limit (17.83 years). This report gives the revised estimated the remaining reserves and future net revenue for certain developed oil properties owned by Winco Petroleum Corporation. The effective date of this study is September 30, 1996. Results are summarized below:

                     Net Remaining Reserves     Estimated Future Net Revenue
                    As of September 30, 1996                  Discounted at
Reserve Category       Oil (BBL)   Gas(MCF)     Undiscounted   10 Percent
----------------       ---------   --------     ------------   ----------

Proved Producing        127,393    105,341      $ 1,430,612    $ 886,740

Table #1 is a tabulation by lease of the working and net revenue interests, gross and net reserves, and projected discounted net revenues of the individual leases. Table #2 is a cash flow summary reflecting the estimated remaining reserves and revenue of the Winco Petroleum Corporation properties. Also included in the report are cash flow projections and performance curves for the individual leases.

Source of Data
--------------

Lease names, locations, completion data, performance history, and logs were supplied by Winco Petroleum Corporation for use in this study. Working interests and net revenue

Mr. L.W. Winkler, Jr.
March 3, 1997
Page 2

interests were supplied by Winco personnel, as were historic oil prices and lease operating expenses. This data was accepted by McCartney Engineering, LLC as presented. McCartney Engineering, LLC reserves the right to revise the associated reserve and economic projections if future information indicates discrepancies in the data provided. No independent well tests or property inspections were made in conjunction with this study.

Reserve Category
----------------

The reserves included in this report are classified in the proved developed producing category. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Proved developed producing reserves are those which are expected to be produced from existing completion intervals now open for production in existing wells.

Method of Assigning Reserves
----------------------------

Reserves were determined through the application of evaluation methods generally accepted in the oil and gas industry. Sufficient production history was available to estimate remaining reserves from an extrapolation of past performance.

Oil and Gas Prices
------------------

Oil and gas prices were derived from accounting information supplied by Winco Petroleum personnel. The initial oil prices were based on a posted price for West Texas intermediate crude of $22.75/BBL. Oil prices were held constant throughout the property life. The individual lease oil prices were adjusted for bonuses, crude gravity and geographic location. The gas prices used in the evaluation were based on the average price received in the previous fiscal year. No increases or decreases in future sales prices were considered in these cash flow projections.

Expenses
--------

The estimated future operating costs were based on historic expense data supplied by Winco Petroleum Corporation. No provisions were made for increases or decreases in future, operating expenses. Applicable severance, ad valorem, and production taxes were considered in the cash flow projections. No deductions were made for general or corporate overhead, depletion, depreciation, or any other indirect costs. The estimated net income is before state and federal income tax and does not consider any encumbrances against the properties, if such exist. The value of salvageable equipment has not been included in this evaluation.

Mr. L.W. Winkler, Jr.
March 3. 1997
Page 3


General
-------

The accuracy of any reserve estimate, especially when based on volumetric analysis or limited production history, is a function of available data and of engineering and geological interpretation and judgment. While the reserve estimates used herein are believed reasonable, they should be accepted with the understanding that subsequent reservoir performance, changes in pricing structure, or market demand may justify their revision. Reserve estimates based on volumetric analysis and reserves assigned to behind pipe intervals are inherently less reliable than those based on a lengthy production history.

In our opinion, the above reserve and revenue estimates fairly and approximately present the proven reserves of Winco Petroleum Corporation with respect to definitions, assumptions, and methodology described above.

We appreciate the opportunity to provide you with this study. All related data is in our file and is available for your review.

Very truly yours,

McCartney Engineering, LLC

/s/ JACK A. MCCARTNEY
Jack A. McCartney
Manager